New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

John B. Meade
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4077 tel 212 701 5077 fax john.meade@davispolk.com

January 16, 2018
Re:	Hudson Ltd. Amendment No. 1 to Registration Statement on Form F-1 Filed December 19, 2017 File No. 333-221547

CONFIDENTIAL

Ms. Mara L. Ransom

Office of Consumer Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Ransom,

On behalf of our client, Hudson Ltd. (the “Company”), we are responding to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 12, 2018 (the “Comment Letter”) relating to the Company’s submission of certain pages of the Company’s draft preliminary prospectus to be included in the Company’s Registration Statement on Form F-1 (the “Registration Statement”) containing the currently expected offering terms of the Company’s initial public offering (the “Offering”).

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment as well as a summary of the responsive actions taken.

* * *

Dilution, page 6

1.	Please provide us with your detailed calculations of net tangible book value after giving effect to the Reorganization Transactions and as adjusted net tangible book value. If your calculations of net tangible book value are subtracting the amount of your goodwill, but are not subtracting the amount of your other intangible assets, please explain to us why you believe it is appropriate to include the value of those other intangible assets in net tangible book value. As part of your response, please explain to us in detail whether your acquired concession rights can be sold separately from the other assets of your business, including any restrictions on your sale of the acquired concession rights.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	2	January 16, 2018

Response:	The Company respectfully acknowledges the Staff’s comment and has revised its calculation of net tangible book value to subtract all intangible assets identified on the Company’s balance sheet as of September 30, 2017. The Company submits as Exhibit A hereto its revised, detailed calculations of net tangible book deficit after giving effect to the Reorganization Transactions and as adjusted net tangible book deficit. In addition, the Company submits as Exhibit B hereto for the Staff’s review revised disclosure regarding dilution as described above. The Company also submits as Exhibit C hereto its revised disclosure regarding dilution marked to reflect changes from the version submitted to the Staff on January 11, 2018.

* * *

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	3	January 16, 2018

Please do not hesitate to contact me at (212) 450-4077, (212) 701-5077 (fax) or john.meade@davispolk.com or Yasin Keshvargar at (212) 450-4839, (212) 701-5839 (fax) or yasin.keshvargar@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ John B. Meade

John B. Meade

cc:	Via E-mail Adrian Bartella, Chief Financial Officer – Hudson Ltd. Christian Krämer, Partner – Ernst & Young AG Craig F. Arcella, Partner – Cravath, Swaine & Moore LLP

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	4	January 16, 2018

Exhibit A

	As of September 30, 2017	Reorganization Transaction Adjustments	Net Tangible Book Deficit, After Giving Effect to the Reorganization Transactions	Transaction Cost Adjustments	As Adjusted Net Tangible Book Deficit
	(in million of USD, except per share information)
Total Assets	1,605.7	(13.5)	1,592.2	(7.1)	1.585.1
Less Intangible Assets	(693.7)	––	(693.7)	––	(693.7)
Less Total Liabilities	(989.7)	38.6	(951.1)	––	(951.1)
Net Tangible Book Deficit			(52.6)		(59.7)
Net Tangible Book Deficit Per Common Share (Based on 91,591,080 Common Shares)			(0.57)		(0.65)

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	5	January 16, 2018

Exhibit B

Dilution

Our net tangible book deficit as of September 30, 2017 was $(52.6) million, or $(0.57) per common share, after giving effect to the Reorganization Transactions. Net tangible book deficit per share is determined by dividing our tangible net worth (defined as total assets, less intangible assets, minus total liabilities) by the aggregate number of common shares outstanding immediately prior to this offering, after giving effect to the Reorganization Transactions. After giving effect to the sale by the selling shareholder of 39,025,765 of our Class A common shares pursuant to this offering at an assumed initial public offering price of  $20.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, our as adjusted net tangible book deficit as of September 30, 2017 would have been $(59.7) million, or $(0.65) per share, after giving effect to the Reorganization Transactions and the payment by us of $7.1 million in transaction costs related to this offering.

Assumed initial public offering price		$20.00
Net tangible book deficit per common share as of September 30, 2017	$(0.57)
Increase in net tangible book deficit per common share attributable to new investors(1)	$(0.08)
As adjusted net tangible book deficit per common share after the offering		$(0.65)
Dilution per common share to new investors		$20.65

(1)	Decrease attributable to payment by us of expenses incurred in connection with this offering

There have been no sales of Hudson Ltd.’s common shares for cash, except that at the time of its formation, Hudson Ltd. issued 100 common shares, par value $0.01, to the selling shareholder for $0.01 per share, i.e., par value (which shares were subsequently subdivided and redesignated into 1,000 Class B common shares, par value $0.001 per share). In connection with the Reorganization Transactions and this offering, these shares will be repurchased and cancelled by the Company and the Company will issue Class B common shares to the selling shareholder.

Sales of Class A common shares by the selling shareholder in this offering (assuming no exercise by the underwriters of their over-allotment option) will reduce the total number of Class A and Class B common shares beneficially owned by the controlling shareholder to 52,565,315, or approximately 57.4% of the total outstanding Class A and Class B common shares and will increase the number of Class A common shares to be purchased by new investors to 39,025,765, or approximately 42.6% of the total outstanding Class A and Class B common shares. Sales of Class A common shares by the selling shareholder in this offering (assuming exercise by the underwriters of their over-allotment option in full) will reduce the total number of Class A and Class B common shares beneficially owned by the controlling shareholder to 46,711,451, or approximately 51.0% of the total outstanding Class A and Class B common shares, and will increase the number of Class A common shares to be purchased by new investors to 44,879,629, or approximately 49.0% of the total outstanding Class A and Class B common shares.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	6	January 16, 2018

Exhibit C

Dilution

Our net tangible book ~~value~~deficit as of September 30, 2017 was $~~338.1~~(52.6) million, or $~~3.69~~(0.57) per common share, after giving effect to the Reorganization Transactions. Net tangible book ~~value~~deficit per share is determined by dividing our tangible net worth (defined as total assets, less ~~goodwill~~intangible assets, minus total liabilities) by the aggregate number of common shares outstanding immediately prior to this offering, after giving effect to the Reorganization Transactions. After giving effect to the sale by the selling shareholder ~~of~~ of 39,025,765 of our Class A common shares pursuant to this offering at an assumed initial public offering price of  $20.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, our as adjusted net tangible book ~~value~~deficit as of September 30, 2017 would have been $~~331.0~~(59.7) million, or $~~3.61~~(0.65) per share, after giving effect to the Reorganization Transactions and the payment by us of $7.1 million in transaction costs related to this offering.

Assumed initial public offering price				$20.00
Net tangible book ~~value~~deficit per common share as of September 30, 2017	$	~~3.69~~(0.57)		-
~~Decrease~~Increase in net tangible book ~~value~~deficit per common share attributable to new investors(1)		$(0.08)		-
As adjusted net tangible book ~~value~~deficit per common share after the offering			$	~~3.61~~(0.65)
Dilution per common share to new investors	~~$~~	-	$	~~16.39~~20.65

(1)	Decrease attributable to payment by us of expenses incurred in connection with this offering

There have been no sales of Hudson Ltd.’s common shares for cash, except that at the time of its formation, Hudson Ltd. issued 100 common shares, par value $0.01, to the selling shareholder for $0.01 per share, i.e., par value (which shares were subsequently subdivided and redesignated into 1,000 Class B common shares, par value $0.001 per share). In connection with the Reorganization Transactions and this offering, these shares will be repurchased and cancelled by the Company and the Company will issue Class B common shares to the selling shareholder.

Sales of Class A common shares by the selling shareholder in this offering (assuming no exercise by the underwriters of their over-allotment option) will reduce the total number of Class A and Class B common shares beneficially owned by the controlling shareholder to 52,565,315, or approximately 57.4% of the total outstanding Class A and Class B common shares~~,~~ and will increase the number of Class A common shares to be purchased by new investors to 39,025,765, or approximately 42.6% of the total outstanding Class A and Class B common shares. Sales of Class A common shares by the selling shareholder in this offering (assuming exercise by the underwriters of their over-allotment option in full) will reduce the total number of Class A and Class B common shares beneficially owned by the controlling shareholder to 46,711,451, or approximately 51.0% of the total outstanding Class A and Class B common shares, and will increase the number of Class A common shares to be purchased by new investors to 44,879,629, or approximately 49.0% of the total outstanding Class A and Class B common shares.